UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

StartEngine Crowdfunding, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

85572Y 104

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85572Y 104	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard Marks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,284,268 (1) (2) (3)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,284,268 (1) (2) (3)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,284,268 (1) (2) (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	8,976,143 shares of Common Stock held of record by Howard E. Marks Living Trust U/A Dated 12/21/2001; 600,000 shares of Common Stock acquirable through the conversion of the Series Seed Preferred Stock; and 708,125 shares acquirable through the exercise of stock options.
(2)	Each share of Series Seed Preferred Stock is convertible at any time into one share of Common Stock.
(3)

Does not include the 999,414 shares of Common Stock held of record by Marks Irrevocable Trust. The Marks Irrevocable Trust is held for the benefit of Mr. Marks' family. Mr. Marks is not the trustee of the trust nor is the trust held for his benefit.

CUSIP No. 85572Y 104	13G	Page 3 of 3 Pages

Item 1.

(a)	Name of Issuer StartEngine Crowdfunding, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4100 W Alameda Avenue, Suite 300, Burbank, California 91505

Item 2.

(a)	Name of Person Filing Howard Marks

(b)

Address of the Principal Office or, if none, residence

The address for the principal business office of Howard Marks is:

c/o StartEngine Crowdfunding, Inc.

4100 W Alameda Avenue, Suite 300, Burbank, California 91505

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 85572Y 104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b)_ or 240.13d-2(b) or (c).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,284,268 (1) (2) (3)

(b)	Percent of class: 28.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 10,284,268 (1) (2) (3).

	(ii)	Shared power to vote or to direct the vote None.

	(iii)	Sole power to dispose or to direct the disposition of 10,284,268 (1) (2) (3).

	(iv)	Shared power to dispose or to direct the disposition of None.

(1)	8,976,143 shares of Common Stock held of record by Howard E. Marks Living Trust U/A Dated 12/21/2001; 600,000 shares of Common Stock acquirable through the conversion of the Series Seed Preferred Stock; and 708,125 shares acquirable through the exercise of stock options.

(2) (3)

Each share of Series Seed Preferred Stock is convertible at any time into one share of Common Stock.

Does not include the 999,414 shares of Common Stock held of record by Marks Irrevocable Trust.  The Marks Irrevocable Trust is held for the benefit of Mr. Marks' family. Mr. Marks is not the trustee of the trust nor is the trust held for his benefit.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/09/2024 Date

/s/ Howard Marks Signature

Howard Marks